1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 18, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In an October 14, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 261 (“PEA 261”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 348 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 26, 2014. PEA 261 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO RealRetirement® 2055 Fund and PIMCO Worldwide Long/Short Fundamental Strategy Fund, each a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 261.

PIMCO RealRetirement® 2055 Fund Prospectus

Comment 1: Delete all footnotes to the fee table relating to interest expense. These footnotes are neither permitted nor required by Form N-1A Item 3. Alternatively, consider sub-dividing “Other Expenses” into no more than three sub-captions, as permitted by Instruction 3(c)(iii) to Item 3, or moving the disclosure regarding interest expense outside of the summary prospectus.

Response: Previously, the Staff has given a similar comment to the Registrant’s initial summary prospectuses filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009, to Post-Effective Amendment No. 168, as filed October 30, 2009, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.1 For purposes of this response, references to “Fund” or “Funds” include both the Fund and the Underlying PIMCO Funds in which the Fund may invest.

[1]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

Amy Miller December 18, 2014 Page 2

To the extent the Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,2 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

[2]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Amy Miller December 18, 2014 Page 3

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratios, the Registrant believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall

[3]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

Amy Miller December 18, 2014 Page 4

short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 2: The Principal Investment Strategies discloses that the Fund may invest in unregistered funds. Consider disclosing what percentage of the Fund’s assets may be invested in unregistered funds.

Response: The Registrant respectfully declines to revise the disclosure in response to this comment; however, the Fund has no present intention of investing a significant percentage of its assets in unregistered funds.

Comment 3: Certain Principal Risks are not discussed in the Principal Investment Strategies. Please revise or explain why the current disclosure is appropriate.

Response: The Fund may invest in various Underlying PIMCO Funds, each of which is subject to its own principal risks by virtue of its respective investment objective and strategies. To the extent the Fund invests in a particular Underlying PIMCO Fund, the Fund may be exposed to the principal risks of that Underlying PIMCO Fund. Accordingly, the Registrant confirms that certain risks included in the Fund’s Principal Risks are principal risks of the Fund due to its potential investment in Underlying PIMCO Funds that are subject to such risks. Since the Fund’s investment in Underlying PIMCO Funds is prominently discussed in the Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 4: Confirm that the expenses of short sales, if any, are reflected in the Fund’s fee table.

Amy Miller December 18, 2014 Page 5

Response: To the extent the Fund is anticipated to incur expenses relating to dividends paid on short sales, the Fund will reflect such estimated expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

PIMCO Worldwide Long/Short Fundamental Strategy Fund Prospectus

Comment 5: Revise the Principal Investment Strategies to make it more plain English. For example, consider incorporating the following:

—	more plain English narrative and graphics as used in marketing materials that are posted on the funds’ website, such as “Understanding portable alpha” and materials relating to “smart beta;”

—	a general introduction of the “portable alpha” strategy as applied to the Fund;

—	the percentage of the Fund’s net assets that will be invested in equity derivatives and fixed income instruments, respectively;

—	how the RALVEI selects securities “in an effort to…reduce portfolio volatility;”

—	the RALVEI components;

—	an expanded discussion of the Fund’s long/short strategy, including why the Fund will hedge portfolio exposures through short positions in non-RALVEI equity derivatives;

—	clarifying what is meant by a “basket” of RALVEI stocks; and

—	limits on exposure to any single derivatives counterparty, if any.

Response: The Fund’s Principal Investment Strategies has been revised in light of the Staff’s comment to read as follows:

The Fund seeks to achieve its investment objective by, under normal circumstances, investing in derivatives intended to obtain long exposure to

Amy Miller December 18, 2014 Page 6

certain proprietary equity indexes, hedging that exposure with investments in derivatives intended to obtain short exposure to certain capitalization-weighted equity indexes, and investing the remainder of its assets in a diversified portfolio of Fixed Income Instruments, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

The Fund normally invests in derivatives, such as total return swaps, based on three separate Research Affiliates Low Volatility Equity Income (“RALVEI”) indexes. The three RALVEI Indexes are the Research Affiliates U.S. Low Volatility Equity Income Index (“U.S. Index”), Research Affiliates International Low Volatility Equity Income Index (“International Index”) and Research Affiliates Emerging Markets Low Volatility Equity Income Index (“Emerging Markets Index”) (collectively, the U.S. Index, International Index and Emerging Markets Index are referred to as the “RALVEI Indexes”). The RALVEI Index construction process begins by using the Research Affiliates Fundamental Index® methodology, which is a patented, innovative indexing approach developed by Research Affiliates, LLC (“Research Affiliates” or the “Sub-Adviser”). The methodology assigns relative weights to companies based on fundamental factors, including sales, cash flows, dividends and book value. Using these relative weightings, a subset of securities from markets generally indicated by the RALVEI Index’s name is then selected for inclusion in that RALVEI Index based upon volatility, income and leverage in an effort to enhance RALVEI Index returns and reduce RALVEI Index volatility attributable to equity market downside risk.

The Fund typically will seek to gain long exposure to the RALVEI Indexes by investing in total return swap agreements. In a typical swap agreement, the Fund will receive the price appreciation (or depreciation) on the relevant RALVEI Index from the counterparty to the swap agreement in exchange for paying the counterparty an agreed upon fee. Though the Fund does not normally invest directly in RALVEI Index securities, when RALVEI Index derivatives appear to be overvalued relative to the relevant RALVEI Index, the Fund may invest all of its assets in a subset (or “basket”) of RALVEI Index stocks.

The values of RALVEI Index derivatives are intended to closely track changes in the value of the associated RALVEI Index. However, RALVEI Index derivatives may be purchased with a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets may typically be invested in other equity-related derivatives not based on a RALVEI Index or in Fixed Income Instruments. The Fund seeks to remain invested in RALVEI Index

Amy Miller December 18, 2014 Page 7

derivatives even when the RALVEI Indexes are declining. The Fund will invest in instruments that are economically tied to at least three countries (one of which may be the United States).

The Fund will generally take long positions through RALVEI derivatives and short positions through derivatives, such as futures contracts and total return swaps, on certain traditional capitalization-weighted equity indexes. This “long/short” strategy is intended to seek to hedge portfolio exposures and to seek to capitalize on differences in performance of a RALVEI Index as compared to certain traditional capitalization-weighted equity indexes. The Fund generally will be long-biased, but will normally take such long and short positions simultaneously in a proportion determined by PIMCO.

The Sub-Adviser provides investment advisory services in connection with the Fund’s use of the RALVEI Indexes by, among other things, providing Pacific Investment Management Company LLC (“PIMCO”), or counterparties designated by PIMCO, with the composition of each RALVEI Index for purposes of developing RALVEI Index derivatives. Because the RALVEI Indexes are proprietary indexes, there may be a limited number of counterparties willing or able to serve as counterparties to a swap agreement on a RALVEI Index. If such swap agreements are not available, the Fund may invest in other derivative instruments, “baskets” of RALVEI Index stocks, or individual securities to replicate the performance of the relevant RALVEI Index.

Assets not invested in RALVEI derivatives or other equity index derivatives are typically invested in a diversified portfolio of Fixed Income Instruments. In managing the Fund’s investments in Fixed Income Instruments and other investments not related to equity indexes, PIMCO utilizes an absolute return (“AR”) approach, which is designed to have flexibility with respect to duration, overall sector exposures, non-U.S. exposures and credit quality, both as a function of the strategy’s investment guidelines and lack of a fixed income index benchmark. The AR approach does not apply to the equity index-related strategies discussed above. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public or private-sector entities. PIMCO actively manages the Fixed Income Instruments held by the Fund with a view toward enhancing the Fund’s total return, subject to an overall portfolio duration which normally varies from (negative) 3 years to positive 8 years based on PIMCO’s forecast for interest rates. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

Amy Miller December 18, 2014 Page 8

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Fund may invest up to 20% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 20% limitation, the Fund may invest in mortgage-related securities rated below B). The Fund may invest, without limitation, in securities denominated in foreign (non-U.S.) currencies and in U.S. dollar-denominated securities of foreign (non-U.S.) issuers. With respect to the Fund’s AR investments, the Fund may invest up to 25% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity). With respect to the Fund’s AR investments, the Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Fund may also invest up to 10% of its total assets in preferred stocks.

Comment 6: Consider expanding the Principal Risks—Liquidity Risk disclosure to address swaps on esoteric, proprietary indexes.

Response: The Registrant believes that, together with existing risk disclosure in the Principal Risks section as well as risk disclosure in the statutory prospectus, the liquidity risk associated with swaps on proprietary indexes is appropriately addressed in light of the Fund’s proposed investment strategies. In particular, in addition to a reference to liquidity risk associated with investing in swaps in the “Derivatives Risk” portion of the Principal Risks, the “Description of Principal Risks—Derivatives Risk” section notes that “[d]erivatives are subject to . . . liquidity risk (which may be heightened for highly customized derivatives)” and the “Characteristics and Risks of Securities and Investment Techniques—Derivatives—Liquidity Risk” section of the prospectus discusses the liquidity risk associated with derivative investments, including swap transactions. As such, the brief discussion of liquidity risk in the Principal Risks, which is part of the summary prospectus delivered to Fund investors, coupled with the additional disclosures in the statutory prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, appropriate disclosure of the liquidity risk associated with swaps on proprietary indexes.

Amy Miller December 18, 2014 Page 9

Comment 7: Consider expanding the Principal Risks—Credit Risk disclosure to address counterparty risk more fully, or make counterparty risk a standalone principal risk.

Response: The Registrant believes that, together with existing risk disclosure in the statutory prospectus, counterparty risk is appropriately addressed in light of the Fund’s proposed investment strategies. In particular, in addition to the note concerning credit risk associated with counterparties to derivative contracts contained in the “Principal Risks—Credit Risk” section, the “Characteristics and Risks of Securities and Investment Techniques—Derivatives—Credit Risk” section of the prospectus explains that “the use of certain derivative instruments involves the risk that a loss may be sustained as a result of the failure of another party to the contract (usually referred to as a ‘counterparty’) to make required payments or otherwise comply with the contract’s terms.” As such, the brief discussion of counterparty risk in the Principal Risks, which is part of the summary prospectus delivered to Fund investors, coupled with the additional disclosure in the statutory prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, appropriate disclosure of the counterparty risk associated with the Fund’s investment strategies.

Comment 8: Consider expanding the Principal Risks—Derivatives Risk disclosure to specifically address total return swaps.

Response: The Registrant believes that, together with existing disclosure in the statutory prospectus and SAI, the risks associated with investments in derivative instruments, including total return swaps, are appropriately addressed in light of the Fund’s proposed investment strategies. In particular, in addition to the shorter discussion of risks associated with investments in derivative instruments included in the “Principal Risks—Derivatives Risk” section, the “Description of Principal Risks—Derivatives Risk” section includes a more detailed discussion of such risks and the “Characteristics and Risks of Securities and Investment Techniques—Derivatives” section of the prospectus includes further detail about such risks. Moreover, the SAI includes an in-depth discussion of various derivative instruments in which the Fund may invest, including total return swaps, and associated risks. As such, the brief discussion of the risks associated with investment in derivative instruments in the Principal Risks, which is part of the summary prospectus delivered to Fund investors, coupled with the additional disclosures in the statutory prospectus and SAI (which are incorporated by reference into the summary prospectus) provides, in the Registrant’s view, appropriate disclosure of the risks associated with investments in derivative instruments, including total return swaps, in light of the Fund’s investment strategies.

Amy Miller December 18, 2014 Page 10

Comment 9: Regarding the Temporary Defensive Positions disclosure in the back of the statutory prospectus, see Instruction 6 to Item 9(b)(1) of Form N-1A. Consider narrowing the scope of the current prospectus disclosure to more closely track the language of Instruction 6.

Response: Instruction 6 to Item 9(b)(1) of Form N-1A states:

Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

The Temporary Defensive Positions disclosure in the Funds’ prospectuses states:

For temporary or defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities, when PIMCO deems it appropriate to do so. When the Fund engages in such strategies, it may not achieve its investment objective.

The Registrant reviewed its current disclosure against the instruction cited in the Staff’s comment. Although not identical, Registrant believes the current disclosure is substantially consistent with the instruction. Accordingly, no changes have been made in response to this comment.

SAI

Comment 10: The SAI states, “Subject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a Fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank

Amy Miller December 18, 2014 Page 11

obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.5 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.6

Comment 11: The SAI states the Funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,7 as supplemented by subsequent letters from PIMCO to the Staff.

[5]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[6]

Guide 19 states “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

[7]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller December 18, 2014 Page 12

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing Fund included in the SAI filed as part of PEA 261 has adopted an internal operating policy limiting the Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same Funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All Funds included in the SAI filed as part of PEA 261, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 12: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO RealRetirement® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds (and their investment adviser) may not ignore the stated concentration policy of any underlying fund (affiliated or unaffiliated) in which the fund-of-fund invests for purposes of calculating the fund-of-fund’s compliance with its concentration policy.

Response: As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of Underlying PIMCO Funds. It is also the case that no Underlying PIMCO Funds currently have a policy to concentrate in any industry – to the contrary, each Underlying PIMCO Fund has adopted a fundamental policy to not concentrate in any industry (except that the PIMCO Money Market Fund may concentrate its investments in securities or obligations issued by U.S. banks). We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy.

The PIMCO funds-of-funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.8 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies

[8]	See Guide 19.

Amy Miller December 18, 2014 Page 13

in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the fund-of-funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund adopts a policy to concentrate in a particular industry, the PIMCO funds-of-funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 261 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 18, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 261 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 348 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on August 26, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw